EXHIBIT 4.7

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL FRENCH DOCUMENT.

MEMORANDUM
OF UNDERSTANDING

BETWEEN:

HAVAS, a stock company with share capital of 171,552,757 Euros, registered in the Commercial and Corporate Register of Nanterre under the number 335 480 265, headquartered at 2, allée de Longchamps, 92281 Suresnes Cedex, represented by Mr. Richard Colker, Chairman and Chief Executive Officer,

(hereafter “HAVAS”)

THE PARTY OF THE FIRST PART,

AND :

Mr. ALAIN DE POUZILHAC, born on June 11, 1945 at Sète (34), of French nationality, domiciled at 21 rue de Miromesnil (75008) Paris,

(hereafter “MR. DE POUZILHAC”)

THE PARTY OF THE SECOND PART,

(HAVAS and MR. DE POUZILHAC are collectively hereafter the “Parties”).

WHEREAS :

Having joined the Havas group on February 2, 1976, Mr. de Pouzilhac most recently exercised the functions of Chairman of the Board of Directors and Chief Executive Officer of Havas.

In this role, he led the turnaround of the Havas group and thus contributed in large part to the positive net income recorded in 2004, this favorable trend confirmed by the results forecasted for the first half of 2005.

At the Annual Shareholders’ Meeting of Havas held on June 9, 2005, a change in the composition of the Board of Directors of the Company was decided. It was in this context that, at the Board meeting of June 21, 2005, it was decided to remove Mr. de Pouzilhac from his functions as Chairman of the Board of Directors and Chief Executive Officer of Havas.

At the same time, the members of the Board present at such meeting unanimously adopted certain resolutions aimed at delineating the financial terms relating to Mr. de Pouzilhac’s departure, at ensuring the execution of a European non-competition agreement for a duration of 36 months and at organizing the terms of an agreement for Mr. de Pouzilhac to provide advice and assistance to the newly appointed Chief Executive Officer, all in the corporate interest of the Havas group.

The Board also noted that pursuant to the terms of his employment contract dated January 1, 2002 with Euro RSCG New York, Inc. (formerly MVBMS EURO RSCG Inc.), Mr. de Pouzilhac would receive within 30 days of the termination of this contract a severance payment in the amount of 1,800,000 U.S. dollars.

It is in this context of the removal of Mr. de Pouzilhac that the Parties have formalized by the present document the resolutions of the Board of Directors of June 21, 2005.

IT HAS HEREBY BEEN AGREED AS FOLLOWS:

ARTICLE 1: Indemnity Payment

1.1	Havas shall pay Mr. de Pouzilhac a one-time lump-sum final indemnity payment of 3,000,000 Euros.

1.2

This amount is paid to him as compensation for any and all emotional, occupational or professional damage resulting from the conditions, circumstances and consequences of the termination of his functions as Chairman of the Board of Directors and Chief Executive Officer of Havas, and in particular in compensation for the loss of remuneration under the 2004-2006 Long Term Incentive Plan. The Board of Directors has also taken into consideration his age, his thirty years of service within the Group, his services rendered and the performance of the Group.

1.3

The Parties agree that the social charges and/or the General Social Contribution and the Social Debt Repayment Contribution taxes applicable to the abovementioned payment shall be withheld by Havas and paid to the appropriate social and/or tax agencies on Mr. de Pouzilhac’s account, in accordance with the provisions of articles 80.12 of the General Tax Code and L 242-1 of the Social Security Code. HAVAS thus this day pays to Mr. de Pouzilhac, who acknowledges receipt subject to deposit, the net amount of 2,763,302.67 Euros.

ARTICLE 2 : Contractual Termination Payment

Havas guarantees the payment this day by its subsidiary Euro RSCG New York, Inc. of the USD 1,800,000 severance payment due to Mr. de Pouzilhac under his employment contract dated January 1, 2002.

ARTICLE 3 : Stock Options

3.1

It is expressly agreed that Mr. Alain de Pouzilhac shall be able to exercise the share subscription options that were allocated to him between 1997 and 2002, in accordance with the rules and conditions of such option plans.

3.2

In accordance with the decision of the Board of Directors of the Company of June 21, 2005, it is expressly agreed that Mr. Alain de Pouzilhac shall be able to exercise, beginning from the date of the signature of the present document, without regard to the vesting period (exercisability or availability), without regard to the exercise period and without regard to employment at the date of exercise, the total number of share subscription options that were allocated to him by Havas under the option plans dated July 4, 2003, May 26, 2004 and December 1, 2004, i.e.:

Allocation Date	Number of Exercisable Options*	Exercise Price (€)*	Options Expiration Date
July 13, 2004	219,414	3.67	July 4, 2013
May 26, 2004	329,532	4.06	May 26, 2014
December 1, 2004	700,000	4.17	December 1, 2011

* before readjustment in connection with the distribution of dividends decided on by the Ordinary General Shareholders’ Meeting of June 9, 2005

Mr. de Pouzilhac shall also be able to dispose of immediately, without any required holding period, the total number of shares issued upon the exercise of these options. Havas shall waive any restrictions on transfer of the shares.

3.3

In accordance with the unanimous decision of its Board of Directors of June 21, 2005, Havas irrevocably promises to issue for the benefit of Mr. de Pouzilhac, at the next Board of Directors meeting and in any case whatever the circumstances by December 31, 2005 at the latest, 300,000 Havas share subscription options valid for 7 years.

It is noted that these options correspond to the last remaining tranche of options due to Mr. de Pouzilhac in respect of his waiver of benefits under his executive pension plan (régime de retraite chapeau).

Havas irrevocably promises that these options shall be exercisable by Mr. de Pouzilhac from the date of their issuance, without any vesting period (exercisability or availability), without regard to the exercise period and without regard to employment at the date of exercise. Havas also promises that Mr. de Pouzilhac shall be able to dispose of the total number of shares issued upon exercise of these options, without any required holding period, any restrictions on transfer being waived.

ARTICLE 4: Non-Competition

4.1

Upon the condition that Havas complies entirely with its undertakings set out above, upon which Mr. De Pouzilhac relies in making this undertaking, Mr. de Pouzilhac agrees to abide by the non-competition and non-solicitation agreement submitted to him by Havas, which is annexed to the present memorandum.

4.2

In accordance with article 1.5 of such non-competition agreement, he shall receive a non-competition payment in an aggregate gross amount of 3,392,000 Euros. This non-competition payment shall be paid in 12 gross quarterly payments of 282,666.66 Euros, subject to deduction of the applicable social charges and contributions.

4.3

As this non-competition undertaking will cover a period of 36 months, commencing on June 23, 2005, the first installment of the non-competition payment will be paid on July 31, 2005 at the latest, and the last installment on April 30, 2008, with intervening installments payable July 31, October 31, January 31 and April 30 of each year.

4.4

By express agreement between the Parties, the failure to pay when due an installment of the non-competition payment shall release Mr. de Pouzilhac, after a 30-day period of non-payment following the giving of formal notice, from the non-competition and non-solicitation covenant discussed above. Havas shall in such case pay to Mr. de Pouzilhac, on his first demand, a final lump-sum indemnity in an amount equal to the aggregate amount of the non-competition payment stipulated above that remains unpaid at that date.

4.5

By express agreement between the Parties, the twelve-month non-competition clause referred to in article 13, “ Non-competition ”, of the Amended and Restated Employment Agreement between Mr. de Pouzilhac and EURO RSCG New-York, Inc., dated January 1, 2002, shall be merged with the present non-competition provisions.

ARTICLE 5 : Advice and Assistance

5.1

In order to facilitate, for the benefit of Havas and of the Group, the transition in general management of Havas, Mr. de Pouzilhac shall, on the express demand of Havas, provide advice and assistance, commencing on June 23, 2005 and terminating on December 31, 2005, to Mr. Richard Colker or his successor in the position of Chief Executive Officer.

This assistance shall include the communication by Mr. de Pouzilhac, insofar as he possesses at this date, all of the information requested by his successor concerning operations, administration, and the history of the company’s relations with third parties. At the request of Havas, Mr. de Pouzilhac shall also use his best efforts to participate in all attempts to maintain and solidify Havas’ relations with its personnel and with its clients, in particular Peugeot and Darty.

ARTICLE 6 : Waiver of Proceedings and Actions

6.1

Havas declares that it waives unreservedly all proceedings and/or actions, civil or otherwise, with respect to Mr. de Pouzilhac, in particular relating to the performance and the termination of his corporate functions, and more generally, to any possible relations therewith in law or in fact. Havas vouches for the waiver by its subsidiaries, according to the same terms, of all proceedings and/or actions with respect to Mr. de Pouzilhac.

6.2

In consideration of the concessions extended by Havas, Mr. de Pouzilhac confirms that Havas has fulfilled all of its obligations to him, with respect to both the performance and the termination of his corporate functions.

6.3.1

Conditioned on Havas’ respect of the undertakings contained in the present memorandum, Mr. de Pouzilhac definitively and irrevocably waives with respect to Havas and/or its subsidiaries all actions, claims and assertions, of whatever nature, relating to the performance and the termination of his corporate functions, and more generally, to any relations in law or in fact that he may have with Havas.

6.4

The Parties agree that the present Memorandum is drafted in accordance with the provisions of article 2044 and subsequent articles of the Civil Code, in particular with article 2052, and that it shall have as between the Parties final and binding authority, and shall not be challenged on the basis of error of law or fraud.

ARTICLE 7 : Confidential Information

Mr. de Pouzilhac promises to keep confidential and not to use to the detriment of Havas the confidential and strategic information of which he has gained knowledge in the course of or in the exercise of his corporate functions at Havas.

ARTICLE 8 : Miscellaneous

8.1

This document evidences the resignation of Mr. de Pouzilhac, commencing on this day, from the entirety of the corporate positions that he holds in the other companies of the Havas Group, with the exception of his role as member of the Board of Directors of Havas.

8.2	To the extent necessary and appropriate, Mr. de Pouzilhac promises to deliver a letter of resignation from these corporate functions within 15 days of the signature of this document.

8.3	At that time, Mr. de Pouzilhac also promises to sign the necessary corporate documents relating to the period of his exercise of the aforementioned functions.

Signed at Suresnes,

on June 28,	2005,

in two original copies of six pages, each of the Parties receiving one original copy.

_______________________	_____________________________
For Havas S.A*	Mr. Alain de Pouzilhac*
Mr. Richard Colker
Chairman and Chief Executive Officer

Before the signature, write by hand “read and approved, fit for settlement, waiver and abandonment of any and all proceeding or action”